UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-41568

ERAYAK Power Solution Group Inc.

No. 528, 4th Avenue

Binhai Industrial Park

Wenzhou, Zhejiang Province

People’s Republic of China 325025

+86-577-86829999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

On April 7, 2026, ERAYAK Power Solution Group Inc. (the “Company”) entered into those certain securities purchase agreement (each, a “Securities Purchase Agreement”) with non-U.S. investors, pursuant to which the Company agreed to issue and sell up to 5,000,000 Class A ordinary shares, par value US$0.022 per share (the “Class A Ordinary Shares”), at US$0.08 per Class A Ordinary Share, for a total purchase price of US$400,000. The offering was closed on April 7, 2026. The Class A Ordinary Shares were being offered and sold in reliance upon the exemption from registration afforded by Regulation S promulgated under the Securities Act of 1933, as amended.

This current report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

This report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-278347), as amended, and shall be deemed to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Securities Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ERAYAK Power Solution Group Inc.

Date: April 9, 2026	By:	/s/ Lingyi Kong
	Name:	Lingyi Kong
	Title:	Chief Executive Officer

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